UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

The Madison Square Garden Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

55826P 100

(CUSIP Number)

Matthew Zweig
JAT Capital Management, L.P.
One Fawcett Place
Greenwich, CT 06830
Telephone:  203-608-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 55826P 100

11	NAME OF REPORTING PERSON JAT Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,280,865
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,280,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,280,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%(1)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)
Based upon a total of  63,606,819 shares of Class A Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 2 of 12 Pages

CUSIP No. 55826P 100

11	NAME OF REPORTING PERSON JAT Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,280,865
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,280,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,280,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

(1)
Based upon a total of  63,606,819 shares of Class A Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 3 of 12 Pages

CUSIP No. 55826P 100

11	NAME OF REPORTING PERSON John Thaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,280,865
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,280,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,280,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)
Based upon a total of  63,606,819 shares of Class A Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 4 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of The Madison Square Garden Company, a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at Two Penn Plaza New York, NY 10121.  Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	JAT Capital Management, L.P. (“JAT Capital”);

(ii)	JAT Capital Management, L.L.C. (“JAT LLC”); and

(iii)	John Thaler (“Mr. Thaler”).

JAT Capital is a registered investment adviser that, directly or indirectly through its wholly owned affiliates, provides investment management services to private funds and managed accounts (the “JAT Clients”).  JAT LLC serves as the general partner of JAT Capital.  Mr. Thaler serves as the managing member of JAT LLC and the Principal and Portfolio Manager of JAT Capital.

The Subject Shares, as defined and described herein, are directly owned by the JAT Clients.  JAT Capital may be deemed the beneficial owner of the Subject Shares on the basis of the management relationship between JAT Capital and the JAT Clients. JAT LLC, as the general partner of JAT Capital, and Mr. Thaler, as the managing member of JAT LLC, may also each be deemed the beneficial owner of the Subject Shares.

(b)               The principal business address of each of the Reporting Persons is One Fawcett Place Greenwich, CT 06830.

(c)               The principal business of JAT Capital is to serve, directly or indirectly through its wholly owned affiliates, as investment manager to the JAT Clients. The principal business of JAT LLC is serving as the general partner of JAT Capital. The principal occupation of Mr. Thaler is serving as the managing member of JAT LLC and the Principal and Portfolio Manager of JAT Capital.

(d)               During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Mr. Thaler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this Schedule 13D, the Reporting Persons have used investment capital of the JAT Clients, including proceeds from the settlement of certain outstanding swaps of the type described below,

Page 5 of 12 Pages

to purchase (i) an aggregate of 2,807,665 shares of Common Stock (the “Shares”) for total consideration of $162,674,021 and (ii) American-style call options (the “Options” and together with the Shares, the “Securities”) to purchase 1,473,200 shares of Common Stock (the “Option Shares” and together with the Shares, the “Subject Shares”) for total consideration of $1,951,804.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Securities because the Reporting Persons believe that the Securities, when purchased, were undervalued and represent an attractive long-term investment opportunity.

The Reporting Persons may seek to engage with the Issuer's board of directors (the "Board") or members of management of the Issuer in a constructive manner to provide recommendations on ways to achieve long-term value for the Issuer and influence the Issuer through customary means including presenting their views for consideration to other stockholders of the Issuer, industry participants, knowledgeable industry or market observers, and other interested parties, privately or publicly regarding the Issuer and about various other matters, including but not limited to the operations, strategy, management, governance, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s common stock, or grouping with any other party or parties to do so, and (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, the availability of Common Stock at prices that would make the purchase of additional Securities or the sale of Securities desirable, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: (i) purchasing additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (or its affiliates) in the open market, in privately negotiated transactions or otherwise; (ii) disposing of any or all of such securities in the open market, in privately negotiated transactions or otherwise; (iii) entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or (iv) engaging in any hedging or similar transactions with respect to such holdings, including swaps and other derivative instruments.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)               As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 4,280,865 Subject Shares. The Subject Shares represent 6.73% of the outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the total of  63,606,819 shares of Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 6 of 12 Pages

(b)               JAT Capital, JAT LLC and Mr. Thaler have the shared power to vote or to direct the vote of 4,280,865 Subject Shares. Each of JAT Capital, JAT LLC and Mr. Thaler, by virtue of their relationships to the JAT Clients (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Subject Shares which the JAT Clients directly beneficially own. Each of JAT Capital, JAT LLC and Mr. Thaler disclaims beneficial ownership of the Subject Shares for all other purposes.

(c)               Set forth on Schedule I hereto are all transactions in the Shares effected during the past sixty days by the Reporting Persons.  Set forth on Schedule II hereto are all transactions in Options effected during the past sixty days by the Reporting Persons.

(d)               Other than the JAT Clients that directly hold Subject Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Subject Shares.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Certain of the JAT Clients have entered into cash-settled swap contacts with respect to 2,970,011 notional shares of Common Stock. Under the terms of such swaps, (i) the relevant JAT Clients will be obligated to pay to the applicable swap counterparty any negative price performance of the specified notional amount of shares of Common Stock subject to such swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the applicable swap counterparty will be obligated to pay the relevant JAT Clients any positive price performance of the specified notional number of shares of Common Stock subject to such swaps as of the expiration date of such swaps. The swap counterparties will also be required to pay the JAT Clients the value of any dividends paid on such notional amount of shares of Common Stock during the term of such swaps.  All balances on such swaps will be settled in cash. The JAT Clients’ counterparty for such swaps is Morgan Stanley Capital Services LLC.  Such swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any Common Stock and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such swaps or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to such swaps.

Certain of the JAT Clients have purchased in the over the counter market cash-settled call options referencing 300,000 shares of the Common Stock.  Such options do not give such JAT Clients or any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or permit such JAT Clients or any of the Reporting Persons to receive Shares upon exercising such cash-settled call options.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Page 7 of 12 Pages

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement of JAT Capital Management, L.P., JAT Capital Management, L.L.C. and John Thaler.

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2014

JAT CAPITAL MANAGEMENT, L.P.

By:	JAT Capital Management, L.L.C., its General Partner

By:	/s/ John Thaler
Name: John Thaler
Title: Managing Member

JAT CAPITAL MANAGEMENT, L.L.C.

By:	/s/ John Thaler
Name: John Thaler
Title: Managing Member

By:	/s/ John Thaler
John Thaler

Page 9 of 12 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2014-08-11	(30,700)	$60.17
2014-08-12	140,700	$60.00
2014-08-13	85,000	$60.59
2014-08-14	120,000	$60.73
2014-08-15	132,000	$61.14
2014-08-18	131,000	$62.40
2014-08-19	137,000	$62.75
2014-08-20	150,000	$64.45
2014-08-21	150,000	$63.86
2014-08-22	150,000	$64.84

Page 10 of 12 Pages

Schedule II
This Schedule sets forth information with respect to each purchase and sale of Options which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Transaction	Shares Acquirable Upon Exercise	Option Price Per Share ($)	Price Per Share ($)
(None)

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement of JAT Capital Management, L.P., JAT Capital Management, L.L.C. and John Thaler.

Page 12 of 12 Pages